October 8, 2009

Mr. Brian W. Nocco
Executive Vice President and Chief Financial Officer
XL Capital Ltd.
XL House,
One Bermudiana Road
Hamilton, Bermuda HM 11

**Re: XL Capital Ltd.
          Form 10-K for the Year Ended December 31, 2008
          Filed on March 2, 2009
          Schedule 14A
          Filed on March 9, 2009
          File No. 001-10804**

Dear Mr. Nocco:

        We have reviewed your supplemental response and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

DEF 14A

Compensation Discussion and Analysis
Annual Incentives, page 21

1. We note your response to Comment 2 and your statement that you intend to disclose objectives and weightings in the 2010 proxy statement to the extent they are quantifiable. Please confirm that, in addition to the other items you have agreed to discuss, you will identify and discuss all objectives used to determine incentive compensation in your 2010 proxy statement, regardless of whether or not they are quantifiable.

2009 Long-Term Cash Incentive Plan, page 25

2. We note your response to comment 3 and the proposed disclosure you have provided. Please revise your disclosure to include the actual combined ratio levels that will result in payout awards of 75%, 100%, and 175% of face value.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Brian W. Nocco
XL Capital Ltd.
October 8, 2009
Page 3

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Bryan Pitko at (202) 551-3203 if you have any questions. In this regard, do not hesitate to contact me, at (202) 551-3715.

Sincerely,

Jeffrey P. Riedler
Assistant Director